CF CORPORATION

May 17, 2016

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CF Corporation Registration Statement on Form S-1 Filed April 21, 2016, as amended File No. 333-210854 (the “Registration Statement”)

Dear Mr. Spirgel:

CF Corporation (the “Company”) previously filed a request that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended (“Rule 461”). Due to an administrative error, such request included a requested effective time of 2:00 p.m., which time should have been 3:00 p.m.

The Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 so as to permit it to become effective at 3:00 p.m. New York City time on May 19, 2016, or as soon thereafter as possible.

[Signature Page Follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Sincerely,

CF CORPORATION

By:	/s/ Douglas B. Newton
Name: Title:	Douglas B. Newton Chief Financial Officer

[Signature Page to Acceleration Request]